NEWS RELEASE 08-19	August 19, 2008

FRONTEER DISCOVERS NEW HIGH-GRADE GOLD ZONE AT LONG CANYON, NEVADA

Fronteer Development Group Inc. ("Fronteer" or the "Company") (FRG – TSX/AMEX) is pleased to announce the discovery of a new zone of high-grade gold mineralization at its Long Canyon Project in Nevada.

Results from Long Canyon’s 2008 work program confirm the presence of a parallel zone of mineralization, referred to as the Shadow Zone, located approximately 200 metres to the northwest of the previously reported main mineralized zone. Drill results from the new Shadow Zone have returned 7.74 grams per tonne gold (0.226 oz/ton) over 22.9 metres (75 feet), including 12.44 g/t (0.363 oz/ton) over 12.2 m (40 feet) in hole LC092.

Gold mineralization has been intersected in multiple, parallel zones over a strike length of more than 1,200 metres (3,900 feet) and remains open in all directions.

Other drill highlights include:

  2.39 g/t (0.070 oz/ton) over 24.4 m (80 feet) in LC099;
  5.29 g/t (0.154 oz/ton) over 5.2 m (17.2 feet) in LC072C, including 15.21 g/t (0.444 oz/ton) over 0.9 m (3.0 feet);
  2.53 g/t (0.074 oz/ton) over 7.6 m (25 feet) in LC098.

Drilling has now commenced on 50-metre spaced holes in the Shadow Zone to test for extensions of mineralization to the northeast and southwest of LC092 and LC094.

LONG CANYON DRILL RESULTS

			Intercept					Intercept
Hole ID	From	To	Length	Au	Au	From	To	Length	Au
	(feet)	(feet)	(feet)	(ppb)	(oz/ton)	(metres)	(metres)	(metres)	(g/t)

LC072C	137.8	155.0	17.2	5290	0.154	42.0	47.2	5.2	5.29
including	145.0	148.0	3.0	15210	0.444	44.2	45.1	0.9	15.21
LC074C	130.0	144.2	14.2	2122	0.062	39.6	44.0	4.3	2.12
LC076C		No reportable intercepts
LC092	70.0	145.0	75.0	7739	0.226	21.3	44.2	22.9	7.74
including	75.0	115.0	40.0	12439	0.363	22.9	35.1	12.2	12.44
LC094	245.0	255.0	10.0	570	0.017	74.7	77.7	3.0	0.57
and	280.0	300.0	20.0	1114	0.033	85.4	91.5	6.1	1.11
LC096		No reportable intercepts
LC098	680.0	705.0	25.0	2531	0.074	207.3	214.9	7.6	2.53
including	680.0	685.0	5.0	8410	0.246	207.3	208.8	1.5	8.41
LC099	560.0	640.0	80.0	2389	0.070	170.7	195.1	24.4	2.39
including	615.0	620.0	5.0	5610	0.164	187.5	189.0	1.5	5.61
and	690.0	710.0	20.0	802	0.023	210.4	216.5	6.1	0.80

*The geometry of mineralization at Long Canyon is still being determined. The current geological model predicts that the true widths of the mineralized intervals vary between 70-100% of the reported lengths of the drill intercepts.

To date, more than 112 holes have been drilled at Long Canyon. For a comprehensive table listing reported drill results, please use the following link: http://www.fronteergroup.com/sites/fronteer_admin/LongCanyonDrillSummary0819.pdf

Ongoing drilling and detailed mapping continue to contribute to a deeper understanding of the distribution of, and controls for, gold mineralization at Long Canyon. Gold mineralization is strongly oxidized and begins at surface. Mineralization is typical of Carlin-style deposits and occurs in stratabound zones with both fault and collapse breccias, hosted within a sequence of lower Paleozoic carbonates. The deposit is comprised of at least six linear and parallel, northeast-trending mineralized shoots. The northeastern extension of the previously reported Main Zone is now referred to as the Northeast Zone. To view the new model showing Long Canyon’s Shadow Zone, as well as the location of recent drill holes, please use the following link: www.fronteergroup.com/sites/fronteer_admin/LongCanyonMap08019.jpg

Fronteer's initial $3.2 -million program to advance Long Canyon includes plans for 11,500-metres (37,700 feet) of drilling to extend the deposit along strike to the northeast, southwest, and down dip, with the goal of producing a project-first NI 43-101 resource estimate upon conclusion of the program. Fronteer has completed 7,500 metres (24,600 feet) of drilling through 2008.

Fronteer has submitted a Plan of Operations to the Elko District Office of the U.S. Bureau of Land Management (BLM) to expand the drilling effort in the southwest portion of the Long Canyon project area.

Long Canyon is under option from AuEx Ventures Inc. Under the terms of the option, Fronteer is the operator and may earn a majority interest (51%) by investing $5 million over a five-year period. Fronteer may earn an additional 14% by advancing Long Canyon through feasibility. Fronteer is expected to vest its 51% interest within the next few months.

Robert Felder, M.Sc. and Certified Professional Geologist, as recognized by the American Institute of Professional Geologists, is designated as a Qualified Person for these Long Canyon drill results, with the ability and authority to verify the authenticity of, and validity of, this data. Drill composites were calculated using a cutoff of 0.30 g/tonne. Drill intersections are reported as drilled thicknesses. Reverse circulation cuttings were sampled on 5.0 ft. (1.52m) intervals and core was sampled at geologically selected intervals. All drill samples were assayed by American Assay Laboratories (ISO9002:2002) in Reno, Nevada, for gold by Fire Assay of a 30 gram (1 assay ton) charge with an AA finish, or if over 10.0 grams per tonne Au were re-assayed and completed with a gravimetric finish. For these samples, the gravimetric data were utilized in calculating gold intersections. QA/QC included the insertion of numerous standards and blanks into the sample stream, and the collection of duplicate samples at random intervals within each batch. Selected holes are also analyzed for a 72-element geochemical suite by ICP-MS.

LIQUIDITY

Fronteer is not invested in any short-term commercial paper or asset-backed securities. Fronteer has approximately C$91 million in cash that is fully liquid and held with a large Canadian commercial bank.

ABOUT FRONTEER

Fronteer is an exploration and development company with a track record of making big discoveries. Fronteer has a 40% interest in three gold and copper-gold projects in western Turkey, an extensive portfolio of advanced stage gold projects in Nevada, and a 42.2% interest in Aurora Energy Resources (TSX – AXU), a leading Canadian uranium company. For further information on Fronteer visit www.fronteergroup.com or contact:

Mark O’Dea, Ph.D, P.Geo President and CEO
Richard Moritz, Director, Investor Relations
Glen Edwards, Director, Communications
Phone 604-632-4677 or Toll Free 1-877-632-4677
info@fronteergroup.com

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, potential size of mineralized zone, timing of resource calculation and size of exploration program involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations and joint ventures , the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of ore reserves and mineral resources, changes in project parameters as plans continue to be refined, future prices of gold and silver, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Fronteer’s Annual Information form and Fronteer’s latest Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Fronteer has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.